SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 RCA 865, de 28 e 29.05.2020.

CERTIFICATE

MINUTES OF THE EIGHTY-SIXTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

It is certified, for due purposes, that the 865th meeting of the Board of Directors of Centrais Elétricas Brasileiras SA – Eletrobras (“Company”) was installed on the twenty-eighth day of May in the year two thousand and twenty, at 2:05 pm, with work interruption recorded on the same day at 7:20 pm. The meeting resumed at 9:03 am on the twenty-nineth day of May in the year two thousand and twenty, with the closing of the work computed on the same day at 1:12. The meeting took place remotely, using the Cisco Webex Meetings videoconference tool. Counselor JOSÉ GUIMARÃES MONFORTE assumed the presidency of the works. There was no record absences. On May 28, 2020, the Coordinator of the Statutory Audit and Risk Committee – CAE reported to the collegiate body that said advisory body gave a favorable opinion to the authorization for publication of Eletrobras’ interim financial statements for the period ended March 31, 2020. There was also a report to the collegiate by the independente auditors, in the presence of members of the Company’s Fiscal Council. On the same day, Eletrobras’ Board of Directors unanimously decided to aprove the publication of Eletrobras’ interim financial stataments for the period ended  March 31, 2020, under the terms approved by Eletrobras’ Executive Board. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of Eletrobras’ Board of Directors.

Rio de Janeiro, June 02, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.